UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Predictive Oncology Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74033P 100
(CUSIP Number)

R. Douglas Armstrong

c/o 1 North Federal Highway, 5th Floor,

Boca Raton FL 33432
561-391-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

March 12, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240,13d-1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74033P 100

1	NAMES OF REPORTING PERSONS: R. Douglas Armstrong I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 137,667 shares of Common Stock (See Item 5 for additional information).
	8	SHARED VOTING POWER: 75,144 shares of Common Stock (See Item 5 for additional information).
	9	SOLE DISPOSITIVE POWERS: 137,667 shares of Common Stock (See Item 5 for additional information).
	10	SHARED DISPOSITIVE POWER: 75,144 shares of Common Stock (See Item 5 for additional information).
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 212,811 shares of Common Stock (See Item 5 for additional information).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.61% of the Company’s outstanding Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	74033P 100

1	NAMES OF REPORTING PERSONS: Dawson James Securities, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-0161722
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 70,978 shares of Common Stock (See Item 5 for additional information relating).
	8	SHARED VOTING POWER: 0 shares of Common Stock (See Item 5 for additional information relating).
	9	SOLE DISPOSITIVE POWERS: 70,978 shares of Common Stock (See Item 5 for additional information relating).
	10	SHARED DISPOSITIVE POWER: 0 shares of Common Stock (See Item 5 for additional information).
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,978 shares of Common Stock (See Item 5 for additional information).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.26% of the Company’s outstanding Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	74033P 100

1	NAMES OF REPORTING PERSONS: Auxol Capital LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 27-3459300
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,166 shares of Common Stock (See Item 5 for additional information).
	8	SHARED VOTING POWER: 0 shares of Common Stock (See Item 5 for additional information).
	9	SOLE DISPOSITIVE POWERS: 4,166 shares of Common Stock (See Item 5 for additional information).
	10	SHARED DISPOSITIVE POWER: 0 shares of Common Stock (See Item 5 for additional information).
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,166 shares of Common Stock (See Item 5 for additional information).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.07% of the Company’s outstanding Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IV

Explanatory Note: This amendment to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on April 24, 2019 (the “Original Filing”), and subsequently amended on October 16, 2019 (the “Amendment No. 1” and together with the Original Filing, the “Schedule 13D”. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

On October 25, 2019, the Company effected a one-for-ten reverse stock split of the Company issued and outstanding securities (the “Reverse Split”), effective for trading purposes on October 29, 2019. Unless otherwise noted, all presentations in this Amendment No. 2 are reflected on a post-Reverse Split basis.

This Amendment No. 2 amends certain disclosures included in Items 3 and 5 as set forth below. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.01 per share (“Common Stock”), of Predictive Oncology Inc. (formerly Precision Therapeutics, Inc.), a Delaware corporation (together with its predecessor companies, the “Company”). The Company’s principal executive offices are located at 2915 Commers Drive, Suite 900, Eagan, Minnesota 55121.

Item 2.	Identity and Background.

(a)-(c) This report is being filed by R. Douglas Armstrong (“Douglas Armstrong”), Dawson James Securities, Inc. (“Dawson James”), and Auxol Capital LLC (“Auxol”) (“Dawson James,” and “Auxol Capital,” together with “Douglas Armstrong,” the “Reporting Persons”).

R. Douglas Armstrong is employed as Chief Business Officer of Dawson; he is also a member of the Board of Directors of Dawson James. His business address is c/o Dawson James Securities, Inc., 1 North Federal Highway, 5th Floor, Boca Raton, FL 33432.

Dawson James is a Florida corporation. Its principal business is investment banking; it is a registered securities broker-dealer. The principal executive offices of Dawson James are located at 1 North Federal Highway, 5th Floor, Boca Raton, FL 33432. Douglas Armstrong beneficially holds 24.9% of the outstanding securities of Ark Financial Services, Inc., a Delaware corporation, which, in turn, beneficially holds 100% of the outstanding securities of Dawson James.

Auxol Capital, a Florida limited liability company, is an investment fund. The principal executive offices of Auxol Capital are located at 570 Ocean Drive, #201, Juno Beach, FL 33408. Douglas Armstrong beneficially holds 50% of the outstanding securities of Auxol Capital and is a Managing Member of this entity.

(d)-(e) None of Douglas Armstrong, Dawson James or Auxol has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Douglas Armstrong is a citizen of the Unites States. Dawson James is a corporation formed under the laws of the State of Florida. Auxol Capital is a limited liability company formed under the laws of the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 4, 2019, the Company completed the business combination of Helomics Acquisition, Inc., a wholly-owned subsidiary of Precision (“Merger Sub”), with Helomics Holding Corporation (“Helomics”) in accordance with the terms of the Amended and Restated Agreement and Plan of Merger, dated as of October 26, 2018 (as amended, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, the parties to the Merger Agreement consummated a forward-triangular merger, whereby Helomics merged with and into Merger Sub, with Merger Sub surviving the merger as a wholly-owned subsidiary of Precision (the “Merger”). Prior to consummation of the Merger, Precision held 25% of the outstanding voting stock of Helomics; effective on the effective date, Precision acquired ownership of 100% of the capital stock of Helomics, which is now a wholly owned subsidiary of Precision.

As consideration for the Merger, on the Effective Date and at the effective time of the Merger, all outstanding shares of Helomics not already held by Precision were converted into the right to receive a proportionate share of 4.0 million shares of newly-issued shares of the Common Stock and 3.5 million shares of newly-issued Series D preferred stock of the Company (“Series D Preferred Stock” and, together with Common Stock, “Merger Shares”). In accordance with the Merger Agreement, and pursuant to an Offer to Exchange dated February 13, 2019 and included in Precision’s Form S-4 Registration Statement under the Securities Act of 1933, as filed with the United States Securities and Exchange Commission on January 24, 2019 (SEC File No. 333-228031) (the “Registration Statement”), Precision made an offer to issue (the “Exchange Offer”) to holders of certain promissory notes of Helomics (the “Helomics Notes Payable”) and accompanying warrants to purchase Helomics common stock (the “Helomics Warrants”) (a) shares of Common Stock of Precision in exchange for the tendered Helomics Notes Payable and (b) warrants to purchase shares of Common Stock of Precision at an exercise price of $1.00 per share (“Precision Warrants”) in exchange for the Helomics Warrants held by such holders. The issuance occurred on the Effective Date and at the effective time of the Merger. In connection with the Exchange Offer, Precision issued an aggregate 8,637,323 (or 86,373 shares of Common Stock on a post-Reverse Stock basis) shares of Common Stock of Precision to the holders of the Helomics Notes Payable, which such amount is equal to all of the outstanding principal and accrued and unpaid interest on all of the Helomics Notes Payable, calculated as of the Effective Date, divided by $1.00 per share of Common Stock.

Additionally, in connection with the Exchange Offer, Precision issued an aggregate 14,245,063 Precision Warrants to (a) all holders of Helomics Notes Payable who accepted the Exchange Offer and (b) three holders of Helomics Notes Payable who did not accept the Exchange Offer, but executed a note extension agreement with Precision, pursuant to which such holders agreed to accept the terms of the Exchange Offer with respect to their Helomics Warrants. The amount of Precision Warrants issued was determined according to the following formula: 0.6 multiplied by all Helomics Warrants held by a tendering holder of Helomics Warrants. In addition, Precision issued an aggregate 597,000 warrants to purchase Precision Common Stock at an exercise price of $0.01 per share in exchange for 995,000 warrants to purchase Helomics Common Stock at an exercise price of $0.01per share. None of the amounts referenced in this paragraph are adjusted to reflect the effects of the Reverse Split. None of the amounts referenced in this paragraph are adjusted to reflect the effects of the Reverse Split.

On October 10, 2019, Douglas Armstrong purchased 50,000 shares of Common Stock at $0.4708 per share. On February 5, 2020, Douglas Armstrong sold 10,000 shares of the Common Stock at $4.32 per share, on March 9, 2020, he sold 5,800 shares at $2.32 per share, and on March 16, 2020, he sold 23,142 shares at $3.62 per share. Following these dispositions, Douglas Armstrong holds 4,924 shares of Common Stock. Douglas Armstrong acquired [_] shares of Series D Preferred Stock from [_] on [_] at the price of $[_].

On October 10 and 11, 2019, Auxol Capital purchased 77,930 and 5,000 shares of Common Stock at $0.4708 and $0.44 per share, respectively. On March 12, 2020 Auxol Capital sold 19,888 shares of Common Stock at $3.62 per share. Following the foregoing transactions, Auxol Capital holds 4,166 shares of Common Stock as of the date of this filing.

On February 5, 2020, Dawson James sold 10,000 shares of Common Stock at $4.32 per share. On March 9, 2020, Dawson James sold another 5,875 shares of Common stock at $2.32 per share. On March 12, 2020, Dawson James (i) sold a total of 105,650 shares of Common Stock in four dispositions at various prices ranging from $2.26 to $3.62 per share, and (ii) bought 1,602 shares of Common Stock at $2.26 per share. Following the foregoing transactions, Dawson James holds 3,084 shares of Common Stock as of the date of this filing.

The foregoing purchases were open market purchases paid out of personal funds of each Reporting Person.

Item 4.	Purpose of Transaction.

Information set forth in Items 3 and 5 is incorporated herein by reference.

The Reporting Persons beneficially hold the shares of Common Stock described herein for investment purposes following and as a result of the Merger transaction described in Item 3 above. The Reporting Persons may make additional purchases for investment purposes from time to time, directly or otherwise. The Reporting Persons may, individually or jointly, in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, none of the Reporting Persons has current plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Information set forth in Item 3 is incorporated herein by reference.

(a)-(d) The calculations in this Item are based upon 5,557,718 shares of Common Stock issued and outstanding as of March 18, 2020. Such calculations are made pursuant to Rule l3d-3 promulgated under the Securities Act of 1933, as amended to date. Douglas Armstrong may be deemed to have indirect beneficial ownership of the shares of Common Stock directly and/or beneficially owned by Dawson, Ark Financial and/or Auxol Capital.

Reporting Person	Amount of Common Stock Beneficially Owned	% of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
R. Douglas Armstrong	212,811 shares of Common Stock (1)	3.61%	137,667	75,144	137,667	75,144
Dawson James Securities, Inc.	70,978 shares of Common Stock (2)	1.26%	70,978	-	70,978	-
Auxol Capital LLC	4,166 shares of Common Stock	0.07%	4,166	-	4,166	-

(1)	The foregoing calculation includes shares of 4,924 Common Stock, 129,177 shares of Common Stock issuable upon conversion of the Series D Preferred Stock and 642 shares of Common Stock issuable upon exercise of the common stock purchase warrants (see Item 3 for additional information).

(2)	The foregoing calculation includes 30,503 shares of Common Stock and 40,475 shares of Common Stock issuable upon exercise of the common stock purchase warrants (see Item 3 for additional information.

Douglas Armstrong’s beneficial holdings of Common Stock include: (i) direct ownership of 4,924 shares of Common Stock, 129,177 shares of Common Stock issuable upon conversion of the Series D Preferred Stock and 642 shares of Common Stock issuance upon exercise of warrants with an exercise price of $.01 and exercisable between April 18, 2018 and April 17, 2023 (the “Warrants”), both of which shares and Warrants are directly owned by such Reporting Person, (ii) indirect ownership of 30,503 shares of Common Stock and 40,475 shares of Common Stock issuance upon exercise of Warrants, both of which shares and Warrants are owned by Dawson James, and (iii) indirect ownership of 4,166 shares of Common Stock owned by Auxol Capital.

Dawson James’ beneficial holdings of Common Stock include ownership of 30,503 shares of Common Stock and 40,475 shares of Common Stock issuance upon exercise of Warrants.

Auxol Capital’s beneficial holdings of Common Stock include ownership of 4,166 shares of Common Stock.

Other than the transactions described under Item 3 and as described below, the Reporting Persons have not effected any transactions in the securities of the Company in the past sixty days. On March 27, 2019, the Company entered into a Placement Agency Agreement with Dawson James pursuant to which Dawson James served as placement agent on a “best efforts” basis for a registered direct offering in which the Company sold 1,478,750 shares of Common Stock and warrants to purchase up to 739,377 shares of Common Stock (the “Offering”). The Common Stock and warrants were sold in units (the “Units”), with each Unit consisting of one share of Common Stock and a warrant to purchase 0.5 of a share of our Common Stock at an exercise price of $1.00 per whole share. The warrants are exercisable at any time on or after the date of issuance and expire on the fifth anniversary of issuance. The Units were sold at a price of $0.80 per Unit, resulting in gross proceeds to the Company of $1.183 million, before deducting placement agent fees and estimated offering expenses. The net offering proceeds to the Company, after deducting the placement agent’s fees and other estimated offering expenses payable by the Company, are expected to be approximately $1.02 million. The closing of the Offering occurred on March 29, 2019. Pursuant to the Placement Agency Agreement, the Company agreed to pay Dawson James a cash fee equal to 8% of the aggregate purchase price of the Units sold. The Company also agreed to reimburse Dawson James for its expenses in connection with this offering, up to $30,000, and agreed to reimburse its reasonable “blue sky” fees and expenses, of $5,000. The Placement Agency Agreement contains indemnification, representations, warranties, conditions precedent to closing and other provisions customary for transactions of this nature. Also pursuant to the Placement Agency Agreement, the Company, in connection with the offering, entered into Unit Purchase Option agreements, dated as of March 29, 2019, pursuant to which the Company granted Dawson James or its assigns the right to purchase from the Company up to an aggregate of 73,937 Units (which represents 5% of the Units sold to investors in the Offering) at an exercise price equal to 125% of the public offering price of the Units in the offering, or $1.00 per Unit. The Unit Purchase Options will expire on March 27, 2024. The securities in the Offering were offered and sold pursuant to the Company’s “shelf” registration statement (File No. 333-213766), which was declared effective by the United States Securities and Exchange Commission on October 4, 2016.

On October 1, 2019, the Company entered into another Placement Agency Agreement with Dawson James (the “October 2019 Placement Agency Agreement”) pursuant to which Dawson James and Paulson Investment Company, LLC served as placement agents on a “best efforts” basis for a public offering in which the Company sold 6,335,537 shares of the Common Stock. The closing of this offering occurred on October 4, 2019. Pursuant to the October 2019 Placement Agency Agreement, the Company agreed to pay the placement agents a cash fee equal to 9% of the aggregate purchase price of the units sold. The Company also agreed to reimburse the placement agenta for certain expenses in connection with the offering, up to $35,000. In addition, the Company granted warrants to the placement agents to purchase up to 633,553 shares of Common Stock, equal to 10% of the aggregate number of shares sold in the offering. The warrants have an exercise price of $0.625 (or 125% of the public offering price per share) include a cashless exercise provision and will have piggy-back registration rights. The securities in the offering were offered and sold pursuant to the Company’s “shelf” registration statement (File No. 333-213766), which was declared effective by the United States Securities and Exchange Commission on October 4, 2016.

The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Persons reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.	Material to be filed as Exhibits.

Exhibit 1.	Amended and Restated Agreement and Plan of Merger (incorporated by reference to Annex I filed with the Company’s Registration Statement on Form S-4/A filed with the SEC on January 24, 2019).
Exhibit 2.	Joint Filing Statement (previously filed and incorporated by reference from the Schedule 13D filed with the SEC on April 24, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2020	/s/ R. Douglas Armstrong
R. Douglas Armstrong

Dawson James Securities, Inc.

	By:	/s/ Robert D. Keyser, Jr.
Name: Robert D. Keyser, Jr.
Title: Chief Executive Officer

Auxol Capital LLC

	By:	/s/ Robert D. Keyser, Jr.
Name: Robert D. Keyser, Jr.
Title: Managing Member